Exhibit 99.6

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-105130, 333-216115 and 333-229698 on Form S-8 and to the use of our reports dated February 12, 2020 relating to the consolidated financial statements of Sun Life Financial Inc. (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F for the year ended December 31, 2019.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Ontario, Canada

February 13, 2020